CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April 17, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS EXTENDS DIAMOND DRILL CONTRACT

DOS HORNOS ZONE 1 DELINEATED OVER 1,300 METRE STRIKE LENGTH

Cream Minerals Ltd. (TSX-V – CMA) ("Cream") is pleased to report that its 100% owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V., has extended the drill contract for an additional 2,000 metres (“m”) with an option to increase it to 4,000 m, based on the favorable results received from the drill program.  The objective of the new drill program is to commence infill drilling between holes DDH 10 – 06 and DDH 19 – 06, a distance of 800 m.

A total of 20 diamond drill holes for a total of 3,800 m, out of the originally planned 4,000 m, have been completed to date on the Dos Hornos Zone 1 at the Nuevo Milenio Property.  DDH 21-06 is in progress.  Assays for DDH 15 - 06 to DDH 18 - 06 are expected to be received within the next two weeks.

The objective of the drill program is to test the zone to the North and South and to verify the continuity of Dos Hornos Zone 1 for the 700 m length of the inferred mineral resources as noted in the NI 43 - 101 report by F. Holcapek, P.Eng., dated February 16, 2006 (See News Releases Jan. 27, 2006, Feb. 02, 2006, Feb. 28, 2006).

Inferred Mineral Resource for Dos Hornos Zone:

Strike Length	Down Dip	Average Width	Au g/t	Ag g/t	SG
700 m	150 m	5.50 m	2.827	178.05	2.65

1,530,000 Tonnes,     Au: 139,000 oz,     Ag: 8,760,000 oz

Recent diamond drilling has confirmed that Dos Hornos Zone 1 has continuity of gold – silver mineralization and has extended Zone 1 from Adit 1 to Mina Santa Gertrudes, a distance of 1,300 m, and is open to the North and South.  It also confirmed that mineralization occurs over a known vertical height of 385 m (DDH 03-06 intersection at 925 m elevation, to DDH 20-06 outcrop at 1,310 m elevation).  The topographic relief along the south part of Dos Hornos Zone 1 will permit low cost bulk sampling by tunneling along the zone into the hillside.

Drilling has shown that Zone 1 is a Vein – Fault – Breccia zone up to 40 m wide with a higher mineralized center 8 m to 10 m width.  Core recovery within the mineralized quartz – breccia segment of Zone 1 varies from 20% to 80%, hence underground sampling may be expected to give higher gold-silver values.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.